GRASIM
ADITYA BIRLA GROUP

82-3322

04012810

99

By Air Mail

January 21, 2004

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

SUPPL

Dear Sir,

1. In terms of Clause 41 of the Listing Agreement, we are pleased to enclose herewith a statement containing the Unaudited Financial Results (Provisional) of Grasim Industries Limited for the quarter ended 31st December, 2003, which have been taken on record by the Board of Directors of the Company at their meeting held today.

   As required under Clause 41 of the Listing Agreement, the Statutory Auditors of the Company have done the Limited Review of the aforesaid results and a copy of their certificate of date to that effect is also sent herewith.

2. A copy of the Press Release being issued in above connection is also enclosed herewith.

Thanking you,

Yours faithfully,

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Ashok Malu
Company Secretary

Encl : as above

SEC MAIL PROCESSING
RECEIVED
FEB 12 2004
WASH. D.C. 155 SECTION

LODHA & CO.
CHARTERED ACCOUNTANTS
12, Bhagat Singh Marg,
Gole Market,
New Delhi – 110 001.

G.P. KAPADIA & CO.
CHARTERED ACCOUNTANTS
Hamam House,
Ambalal Doshi Marg,
Hamam Street,
Mumbai – 400 023

AUDITORS' REVIEW REPORT

TO THE BOARD OF DIRECTORS OF GRASIM INDUSTRIES LIMITED

We have reviewed the accompanying statement of un-audited financial results of Grasim Industries Limited for the Quarter/ Nine Months' period ended on December 31, 2003. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of un-audited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement."

For LODHA & CO.,
Chartered Accountants

NARENDRA LODHA
Partner

For G.P. KAPADIA & CO.,
Chartered Accountants

ATUL B. DESAI
Partner

Place Mumbai
Date 21st January , 2004

GRASIM

UNAUDITED FINANCIAL RESULTS
FOR THE THREE MONTHS ENDED 31ST DECEMBER, 2003

Rs in Crores

	Three Months Ended 31st December 2003	Three Months Ended 31st December 2002	Nine Months Ended 31st December 2003	Nine Months Ended 31st December 2002	Year ended 31st March 2003 (Audited)
Net Sales / Income from Operations	**1,335.40**	**1,166.59**	**3,687.30**	**3,414.95**	**4,626.29**
Other Income	20.68	14.24	108.28	60.12	115.84
Total Expenditure					
- Decrease / (Increase) in Stock	17.88	(28.97)	33.00	35.74	16.70
- Raw Material Consumed	366.44	308.33	963.31	837.85	1,175.91
- Purchases of Finished Goods	11.02	4.41	37.89	10.94	17.62
- Payment to & Provision for Employees	88.27	82.07	257.90	239.26	332.24
- Power & Fuel	228.41	220.96	650.85	632.61	855.53
- Freight , Handling & Other expenses	130.20	121.75	377.06	377.98	508.68
- Other Expenditure	174.24	174.16	513.58	504.40	699.70
Total Expenditure	**1,016.46**	**882.71**	**2,833.59**	**2,638.78**	**3,606.38**
Interest	39.43	40.47	118.82	127.81	168.41
Gross Profit	**300.19**	**257.65**	**843.17**	**708.48**	**967.34**
Depreciation	69.47	63.20	204.87	188.39	254.14
Profit before Exceptional Items and Tax	**230.72**	**194.45**	**638.30**	**520.09**	**713.20**
Tax Provision of earlier years written back	-	-	-	-	40.00
Profit/ (Loss) on Sale of Trade Investments	-	-	28.89	-	(208.62)
Profit before Tax Expense	**230.72**	**194.45**	**667.19**	**520.09**	**544.58**
Provision for Current Tax	(63.00)	(57.00)	(162.00)	(136.00)	(192.00)
(Deferred Tax) / Deferred Tax write-back	(4.00)	(4.50)	(8.00)	(17.00)	15.00
Net Profit	**163.72**	**132.95**	**497.19**	**367.09**	**367.58**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					*2,879.35*
Basic & Diluted EPS for the period (Rupees)	**17.86**	**14.50**	**54.23**	**40.04**	**40.09**

Notes:

1. As a part of the proposal for the demerger of Cement Business of Larsen & Toubro Ltd. (L&T) to UltraTech CemCo Limited (Cemco), the Company has entered into an agreement to acquire 8.5% equity stake in Cemco from L&T and proposes to make an open offer for purchase of an additional 30% of the equity of Cemco. Post demerger, the Company also proposes to sell its entire holding in L&T (Demerged Company) to L&T Employees Welfare Foundation.

   During the quarter under report : (a) A Scheme under sec. 391 & 394 of the Companies Act, 1956 has been submitted by L&T to the High Court at Bombay for effecting such demerger , and (b) The Company has deposited 10% of the proposed open offer consideration in an Escrow Account.

   The completion of the demerger process and consequential acquisition/ sale of shares is subject to various statutory and regulatory approvals.

Cont. on Page 2

G. P. KAPADIA & CO. CHARTERED ACCOUNTANTS

Cont. from Page 1

2. **Segments Reporting:**

Rs. in Crores

	Three Months Ended 31st December 2003	Three Months Ended 31st December 2002	Nine Months Ended 31st December 2003	Nine Months Ended 31st December 2002	Year ended 31st March 2003 (Audited)
1. SEGMENT REVENUE					
a Fibre & Pulp	486.41	413.12	1,275.72	1,246.37	1,643.66
b Cement	586.23	545.46	1,704.25	1,599.89	2,187.30
c Sponge Iron	157.59	109.77	406.31	288.22	405.97
d Chemicals	83.76	68.03	215.64	186.75	256.71
e Textiles	57.08	55.24	176.41	166.76	231.06
f Others	0.03	1.36	0.04	4.70	5.73
TOTAL	1,371.10	1,192.98	3,778.37	3,492.69	4,730.43
(Less) : Inter Segment Revenue	(35.70)	(26.39)	(91.07)	(77.74)	(104.14)
Net Sales / Income from Operations	1,335.40	1,166.59	3,687.30	3,414.95	4,626.29
2. SEGMENT RESULTS					
a Fibre & Pulp	135.12	148.27	368.02	416.66	540.23
b Cement	58.98	76.11	162.51	163.12	221.29
c Sponge Iron	47.06	12.25	118.69	36.72	66.56
d Chemicals	19.52	10.56	42.37	32.04	37.22
e Textiles	(1.87)	(1.58)	(2.54)	(15.88)	(22.57)
f Others	(0.04)	(0.10)	(0.18)	(4.05)	(4.08)
TOTAL	258.77	245.51	688.87	628.61	838.65
Add / (Less) :					
Interest	**(39.43)**	**(40.47)**	**(118.82)**	**(127.81)**	**(168.41)**
Net Unallocable Income / (Expenditure)	11.38	(10.59)	68.25	19.29	42.96
Profit before Exceptional Items and Tax Expense	230.72	194.45	638.30	520.09	713.20
Tax Provision of earlier years written back	-	-	-	-	40.00
Profit/ (Loss) on Sale of Trade Investments	-	-	28.89	-	(208.62)
Profit Before Tax Expenses	230.72	194.45	667.19	520.09	544.58
3. CAPITAL EMPLOYED					
a Fibre & Pulp	811.50	803.46	811.50	803.46	850.57
b Cement	1,987.32	2,043.06	1,987.32	2,043.06	2,087.69
c Sponge Iron	468.41	456.93	468.41	456.93	497.76
d Chemicals	197.05	206.51	197.05	206.51	210.75
e Textiles	111.05	111.50	111.05	111.50	109.34
f Others	2.61	4.92	2.61	4.92	3.44
TOTAL	3,577.94	3,626.38	3,577.94	3,626.38	3,759.55
g Unallocated Corporate Capital Employed	2,738.19	1,995.32	2,738.19	1,995.32	1,919.33
TOTAL CAPITAL EMPLOYED	6,316.13	5,621.70	6,316.13	5,621.70	5,678.88

3. Segments have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organisational structure as well as the differential risks and returns of these segments. Details of products included in each of the above segments are as under :

Fibre & Pulp	- Viscose Staple Fibre & Rayon Grade Pulp
Cement	- Grey & White Cement
Sponge Iron	- Sponge Iron
Chemicals	- Caustic Soda & Allied Chemicals
Textiles	- Fabrics & Yarn

4. Previous period's figures have been regrouped / rearranged wherever necessary to conform to this period's classification.

5. During the quarter, total twenty eight investor complaints were received , which were promptly attended by the Company. No complaints were pending either at the beginning or at the end of the quarter.

6. The above results have been taken on record at the meeting of the Board of Directors held on 21st January,2004.

7. The Limited Review , as required under clause 41 of listing agreement , has been completed and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors

Place : Mumbai
Date : 21st January , 2004

Shailendra K. Jain
Whole-time Director

Press Release Mumbai, 21st January, 2004

GRASIM, THE ADITYA BIRLA GROUP'S FLAGSHIP COMPANY REPORTS EXCELLENT PERFORMANCE FOR Q3 – FY 2004

Profit After Tax for Q3 : Rs. 164 Crores, up 23%

(Rs. Crores)

	Quarter Ended 31.12.2003 (Un-audited)	Quarter Ended 31.12.2002 (Un-audited)	Variation %	Financial Year Ended 31.03.2003 (Audited)
Net Turnover	1,335.4	1,166.6	14	4,626.3
PBIDT	**339.6**	**298.1**	**14**	**1,135.7**
Interest	39.4	40.5	(3)	168.4
Gross Profit	**300.2**	**257.6**	**17**	**967.3**
Depreciation	69.5	63.2	10	254.1
Profit Before Taxes and Exceptional items	**230.7**	**194.4**	**19**	**713.2**
Total Tax Expenses	67.0	61.5	9	177.0
Exceptional Items (net)	--	--	--	(-) 168.6
Net Profit after Total Taxes and Exceptional Items	**163.7**	**132.9**	**23**	**367.6**

Grasim, the flagship Company of the Aditya Birla Group, has recorded a 14% growth in turnover for the quarter ended 31st December, 2003, at Rs.1335 crores (Rs.1167 crores). Net Profit for the quarter has surged by 23% to Rs.164 crores (Rs.133 crores), on the back of an impressive performance by all its businesses.

OPERATIONS

The table below provides the highlights of Grasim's operations:

PRODUCTION / TURNOVER

		Q3 FY2004	Q3 FY2003	Variation	FY2003
Production Volumes					
Viscose Staple Fibre	M.T.	61447	60323	2%	224610
Cement	Mn. M.T.	2.92	2.72	7%	11.09
White Cement	M.T.	82155	86098	-5%	310163
Sponge Iron	M.T.	164700	148337	11%	612879
Caustic Soda	M.T.	44741	41522	8%	151445
Sales Volumes					
Viscose Staple Fibre	M.T.	63938	56798	13%	227900
Cement	Mn. M.T.	2.95	2.70	9%	11.16
White Cement	M.T.	80158	83741	-4%	305223
Sponge Iron	M.T.	170823	165707	3%	612425
Caustic Soda	M.T.	44426	41637	7%	150825

NET REALISATION

		Q3 FY2004	Q3 FY2003	Variation	FY2003
Viscose Staple Fibre	Rs./M.T.	70306	69137	2%	67921
Cement	Rs./M.T.	1665	1710	-3%	1690
White Cement	Rs./M.T.	5342	5813	-8%	5534
Sponge Iron	Rs./M.T.	8831	6320	40%	6379
Caustic Soda (ECU)	Rs./M.T.	16528	13975	18%	14402

VSF BUSINESS

The VSF business has improved its performance on all operating parameters. Capacity utilization has risen to 111% compared to 109% recorded for the year-ago period. The business has recorded a noteworthy increase in sales volumes, which stood at 63938 MT, representing an increase of 13% over the corresponding period last year. This positive performance has helped to partially offset the steep rise in input costs.

The VSF business continues to lay emphasis on application development and branding its fibre in terms of feel, comfort, fashion and hygiene. The Company's efforts in this direction have been well received by the market, helping the division enhance its presence in the premium segment.

The Company being the largest and lowest cost superior quality producer of VSF, is fully geared to capitalize on the increased demand for the product, which it has generated. The outlook for the Company's VSF business continues to be bright.

CEMENT BUSINESS

Despite a fall in cement prices, the Cement business has posted an impressive performance. Production and Sales volumes were up by 7% and 9% respectively over the corresponding quarter of last year, outperforming the industry's average growth. The share of blended cement has grown from 38% to 46% during the quarter.

The division envisages a total capital outlay of Rs.306 crores towards modernization and capacity expansion through debottlenecking and process improvement.

The Company's cement capacity is expected to increase to 13.5 million tonnes by the end of FY2004.

The Government's renewed focus and efforts towards catalyzing the development of the infrastructure sector at a faster pace, coupled with an up-turn in the housing sector should augur well for the Company's Cement Business.

ACQUISITION OF STAKE IN LARSEN & TOUBRO'S DEMERGED CEMENT BUSINESS

As a part of the proposal for the demerger of Cement Business of Larsen & Toubro Ltd. (L&T) to UltraTech CemCo Limited (CemCo), the Company has entered into an agreement to acquire 8.5% equity stake in Cemco from L&T, and proposes to make an open offer for purchase of an additional 30% of the equity of CemCo.

L&T has submitted a Scheme of Arrangement to the Bombay High Court for effecting the demerger of its Cement Business and is in the process of obtaining the approval of its Shareholders and Creditors. The demerger process, which is subject to various statutory and regulatory approvals, is progressing satisfactorily.

SPONGE IRON BUSINESS

The Sponge Iron business has posted an outstanding performance. Supported by a rising demand from the steel industry and higher international scrap prices, realization at Rs.8831 per MT is up by 40% over the corresponding quarter of last year. Production and Sales volumes have also increased by 11% and 3% respectively.

The demand for steel remains on the upswing, both in the domestic and international markets. The outlook for the Sponge Iron business is thus positive. However, the availability of natural gas and its pricing remain an area of concern.

CHEMICAL BUSINESS

The Chemical business has recorded an all round improved performance. Both Production and Sales volumes of Caustic Soda have risen by 8% and 7% respectively. ECU realization showed a remarkable improvement during the quarter, by 18% at Rs.16528 per MT over the corresponding quarter of the previous year.

The Company will continue to focus on the optimum utilization of capacity and development of ancillary products for higher value addition and realization.

OUTLOOK

Grasim's outlook continues to remain bright, with its strong fundamentals, ongoing business restructuring, unrelenting thrust on operational excellence and cost reduction.

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